Bank of America Corporation and Subsidiaries	Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends

(Dollars in millions)	Six Months Ended June 30, 2009	Year Ended December 31
		2008	2007	2006	2005	2004
Excluding Interest on Deposits

Income before income taxes	$7,755	$4,428	$20,924	$31,973	$24,480	$20,908
Equity in undistributed earnings of unconsolidated subsidiaries	212	144	(95)	(315)	(151)	(135)
Fixed charges:
Interest expense	12,996	25,074	34,778	29,514	18,397	9,072
1/3 of net rent expense (1)	563	791	669	609	585	512
Total fixed charges	13,559	25,865	35,447	30,123	18,982	9,584
Preferred dividend requirements	2,320	1,461	254	33	27	23
Fixed charges and preferred dividends	15,879	27,326	35,701	30,156	19,009	9,607
Earnings	$21,526	$30,437	$56,276	$61,781	$43,311	$30,357
Ratio of earnings to fixed charges	1.59	1.18	1.59	2.05	2.28	3.17
Ratio of earnings to fixed charges and preferred dividends	1.36	1.11	1.58	2.05	2.28	3.16

(Dollars in millions)	Six Months Ended June 30, 2009	Year Ended December 31
		2008	2007	2006	2005	2004
Including Interest on Deposits

Income before income taxes	$7,755	$4,428	$20,924	$31,973	$24,480	$20,908
Equity in undistributed earnings of unconsolidated subsidiaries	212	144	(95)	(315)	(151)	(135)
Fixed charges:
Interest expense	17,621	40,324	52,871	43,994	27,889	14,993
1/3 of net rent expense (1)	563	791	669	609	585	512
Total fixed charges	18,184	41,115	53,540	44,603	28,474	15,505
Preferred dividend requirements	2,320	1,461	254	33	27	23
Fixed charges and preferred dividends	20,504	42,576	53,794	44,636	28,501	15,528
Earnings	$26,151	$45,687	$74,369	$76,261	$52,803	$36,278
Ratio of earnings to fixed charges	1.44	1.11	1.39	1.71	1.85	2.34
Ratio of earnings to fixed charges and preferred dividends	1.28	1.07	1.38	1.71	1.85	2.34

(1)	Represents an appropriate interest factor.

216